UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission File Number: 1-15226

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENCANA (USA) RETIREMENT PLAN
(formerly known as ENCANA (USA) 401(k) PLAN)
370 17th Street, Suite 1700
Denver, CO 80202

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENCANA CORPORATION
Suite 4400, 500 Centre Street S.E., P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

ENCANA (USA) 401(K) PLAN

Financial Statements
and
Independent Auditors' Report
December 31, 2013 and 2012

ENCANA (USA) 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the US Benefit Plan Administration Committee of the
Encana (USA) 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Encana (USA) 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Encana (USA) 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

To the US Benefit Plan Administration Committee of the
Encana (USA) 401(k) Plan
Page Two

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and has been derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ EKS&H LLLP

EKS&H LLLP

June 19, 2014
Denver, Colorado

ENCANA (USA) 401(K) PLAN

Statements of Net Assets Available for Benefits

		December 31,
		2013	2012
Assets
Investments, at fair value
Mutual funds	(Note 3)	$139,799,819	$113,340,921
Stocks		40,864,583	40,801,464
Total investments, at fair value		180,664,402	154,142,385
Receivables
Participant loans receivable		3,551,202	3,699,964
Net assets available for benefits		$184,215,604	$157,842,349

See Notes to Financial Statements and Supplemental Schedule.

ENCANA (USA) 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

Investment income
Net appreciation in fair value of assets	(Note 2)	$13,395,112
Interest and dividend income		5,429,113
Total investment income		18,824,225
Contributions
Employer		8,840,025
Employee		16,051,776
Rollover		839,601
Total contributions		25,731,402
Deductions
Benefits paid to participants		17,991,669
Administrative fees		190,703
Total deductions		18,182,372
Net increase		26,373,255
Net assets available for benefits
Beginning of year		157,842,349
End of year		$184,215,604

See Notes to Financial Statements and Supplemental Schedule.

ENCANA (USA) 401(K) PLAN
Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

The following description of the Encana (USA) 401(k) Plan (the "Plan") provides only general information.  Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

A) General

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Plan Sponsor.  The Plan Sponsor is Alenco Inc. (the “Company”).  All employees of Encana Oil & Gas (USA) Inc., Encana Services Inc., and Encana Natural Gas Inc. are eligible to participate in the Plan.  Eligibility to participate begins with the first day of the month coincident with or following employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Board of Directors of the Company administers the Plan.  Great-West Life & Annuity Insurance Company ("Great-West") serves as trustee, manages Plan assets, and maintains the Plan's records.  Great-West offers Plan participants a variety of investment options.  Individual accounts are invested in the various investment options at the direction of the participants.

B) Contributions

Participants may make before-tax contributions up to 30% of their annual compensation, not to exceed $17,500 as limited by the Internal Revenue Service ("IRS"), which is adjusted annually by the Secretary of Treasury for inflation.  This maximum percentage may be reduced by the Plan administrator in certain circumstances.  The Plan also permits rollover contributions from other qualified retirement plans.  Employee contributions to the Plan are made through regular payroll deductions, catch-up contributions, and Roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of compensation, which is invested in Encana Corporation common stock.

C) Participants' Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses.   Allocations are based upon Plan earnings or losses and account balances, as defined.  The benefit to which a participant is entitled is the vested portion of the participant's account.

D) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon.  Participants also have full and immediate vesting in the Company's contribution portion of their accounts.

ENCANA (USA) 401(K) PLAN
Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

E) Participant Loans Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.25%, which are fixed at the loan inception and are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  The loans mature at various dates through October 2028.  Principal and interest is paid ratably through payroll deductions.  Participant loans are recorded in the financial statements at amortized cost plus accrued interest.

F) Payments of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance or annual installments over a life annuity.  For termination of service for other reasons, a participant may receive the value of the vested account balance as a lump-sum distribution.  Accounts with balances less than $1,000 may be immediately distributed upon a distribution event.  Benefits are recorded as distributions to participants when paid.

G) Participant Termination and Forfeitures

As participants are vested immediately in all contributions, forfeitures rarely occur.  Forfeitures may occur due to participants contributing above the annual maximum contribution amount; thus, the amount gets repaid to the participant, causing a forfeiture of those additional contributed funds.  Forfeitures can be used to pay Plan expenses or reduce employer contributions.  For the year ended December 31, 2013, forfeitures of $270 were used to reduce employer contributions.  For the years ended December 31, 2013 and 2012, forfeiture balances were $3,301 and $3,064, respectively.

H) Valuation of Investments and Income Recognition

Investments are recorded at fair value as reported to the Plan by the trustee.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value.  Purchase and sales of investments are recorded on a trade-date basis.  Interest income is recognized on the accrual basis.  Dividends are recognized on the ex-dividend date.

ENCANA (USA) 401(K) PLAN
Notes to Financial Statements

1. Description of the Plan and Significant Accounting Policies

I) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

J) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Great-West are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

2. Investments

The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ENCANA (USA) 401(K) PLAN
Notes to Financial Statements

2. Investments (continued)

Investments with a fair value greater than 5% of the Net assets available for benefits are as follows:

	December 31,
	2013	2012
Mutual funds
DFA U.S. Small Cap	$18,534,096	$12,942,460
Vanguard Institutional Index Instl	$18,520,918	$15,133,102
PIMCO Total Return Instl	$18,057,427	$15,467,543
Vanguard Windsor II Fund - Admiral	$16,277,822	$11,016,708
Harbor International Fund Instl	$14,924,086	$13,141,733
Vanguard Prime Money Market Instl	$9,245,647	$10,114,073
Common Stock
Encana Corporation Common Stock	$30,074,511	$26,503,141
Cenovus Energy Inc. Common Stock	$10,495,745	$13,980,646

The Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as follows:

December 31,
2013
Mutual funds	$17,700,167
Common stock	(4,305,055)
$13,395,112

3. Fair Value Accounting

Accounting principles generally accepted in the United States of America require disclosure about how fair value is determined and establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

ENCANA (USA) 401(K) PLAN
Notes to Financial Statements

3. Fair Value Accounting (continued)

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2013 and 2012.

Assets at fair value as of December 31, 2013 are as follows:

Description	Level 1	Level 2	Level 3	Total
Common stock	$40,864,583	$-	$-	$40,864,583

Mutual funds
Domestic equity funds	60,866,508	-	-	60,866,508
Target-date funds	25,947,216	-	-	25,947,216
Bond funds	20,843,102	-	-	20,843,102
International equity funds	20,126,503	-	-	20,126,503
Money market funds	9,245,647	-	-	9,245,647
Other equity funds	2,770,843	-	-	2,770,843
Total mutual funds	139,799,819	-	-	139,799,819
Total	$180,664,402	$-	$-	$180,664,402

Assets at fair value as of December 31, 2012 are as follows:

Description	Level 1	Level 2	Level 3	Total
Common stock	$40,801,464	$-	$-	$40,801,464

Mutual funds
Domestic equity funds	44,779,388	-	-	44,779,388
Target-date funds	19,832,042	-	-	19,832,042
Bond funds	17,959,280	-	-	17,959,280
International equity funds	17,355,472	-	-	17,355,472
Money market funds	10,114,073	-	-	10,114,073
Other equity funds	3,300,666	-	-	3,300,666
Total mutual funds	113,340,921	-	-	113,340,921
Total	$154,142,385	$-	$-	$154,142,385

ENCANA (USA) 401(K) PLAN
Notes to Financial Statements

3. Fair Value Accounting (continued)

Level 1 assets in the Plan are funds with quoted daily net asset values that are directly observable in the marketplace by market participants.  The fair value of the funds is equivalent to the net asset value at the close of business on the reporting date.  Investments in common stock are valued at its year-end closing price (comprised of year-end market price reported on the active market plus uninvested cash portion).

There were no changes to the valuation methods used during the year.

4. Income Taxes

The Plan obtained a favorable opinion letter, dated March 31, 2008, from the IRS as to the qualified status of the Plan. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provisions for income tax have been included in the Plan financial statements.

Generally accepted accounting principles in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and also pays the cost of certain outside services for the Plan.

6. Partial Termination

As a result of a reduction of the Plan Sponsor’s workforce in 2013, the Plan experienced a partial plan termination as defined by ERISA. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor.  If a partial plan termination occurs, full vesting is required for the terminated participants, but the remaining participants’ vesting continues to be determined according to the plan provisions.

All terminated employees who were participants in the Plan were fully vested in their account balances at the date of the partial plan termination.

ENCANA (USA) 401(K) PLAN
Notes to Financial Statements

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant's interest to the participant or their beneficiary.

8. Party-in-Interest

Certain Plan investments are shares of Encana Corporation’s common stock.  As the Company is the sponsoring entity of the Plan, these transactions qualify as party-in-interest transactions.

9. Subsequent Events

On January 1, 2014, all employees of Encana Oil & Gas (USA) Inc., Encana Services Inc., and Encana Natural Gas Inc. were transferred into Encana Services Company Ltd.

Effective March 14, 2014, Principal Financial Group manages the Plan assets, maintains the Plan’s records, and serves as trustee.

SUPPLEMENTAL SCHEDULE

ENCANA (USA) 401(K) PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2013

Employer Identification Number 98-0087563
Plan Number - 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	DFA U.S. Small Cap	Mutual fund	$18,534,096
	Vanguard Institutional Index Instl	Mutual fund	18,520,918
	PIMCO Total Return Instl	Mutual fund	18,057,427
	Vanguard Windsor II Fund - Admiral	Mutual fund	16,277,822
	Harbor International Fund Instl	Mutual fund	14,924,086
	Vanguard Prime Money Market Fund Instl	Mutual fund	9,245,647
	Principal Large Cap Growth I Inst	Mutual fund	7,533,672
	Vanguard Target Retirement 2025 Fund	Mutual fund	6,676,165
	Vanguard Target Retirement 2035 Fund	Mutual fund	6,166,018
	Vanguard Target Retirement 2015 Fund	Mutual fund	5,057,295
	Vanguard Target Retirement 2045 Fund	Mutual fund	4,225,629
	DFA International Small Company Fund Inst	Mutual fund	3,576,983
	Vanguard Target Retirement Income Inv	Mutual fund	3,160,627
	Morgan Stanley Inst U.S. Real Estate I	Mutual fund	2,770,843
	Vanguard Short Term Investment Grade Adm	Mutual fund	1,957,829
	T. Rowe Price Inst Emerging EQ	Mutual fund	1,625,435
	PIMCO Global Bond (Unhedged) Instl	Mutual fund	827,845
	Vanguard Target Retirement 2055 Fund	Mutual fund	661,482
	Total mutual funds		139,799,819
*	Encana Corporation common stock	Common stock	30,074,511
	Cenovus Energy Inc. common stock	Common stock	10,495,745
	Total common stock		40,570,256
*	Encana Corporation common stock	Employer stock awaiting purchase	294,327
*	Participant loans receivable	Interest rates range from 4.25% to 9.25%. Maturities at various dates through October 2028, collateralized by participant accounts.	3,551,202
			$184,215,604

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Benefits Plans Administrative Committee (U.S.), as administrator of the Encana (USA) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENCANA (USA) RETIREMENT PLAN

Date: June 19, 2014	By:	/s/ Chris Casebolt
		Name:	Chris Casebolt
		Title:	Chair, U.S. Benefits Plans Administrative Committee

Form 11-K Exhibit Index

Exhibit No.
23.1	Consent of EKS&H LLLP.